UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 333-17007

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Farm Bureau 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266

INFORMATION PROVIDED

1.	Financial statements and schedule of the Farm Bureau 401(k) Savings Plan prepared in accordance with financial reporting requirements of Employee Retirement Income Security Act of 1974 are incorporated herein by reference and are attached hereto as Exhibit 1.

2.	A written consent of Independent Auditors is attached hereto as Exhibit 2 and is incorporated herein by this reference.

3.	A certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 is attached hereto as Exhibit 99.1 and is incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2003

FARM BUREAU 401(k) SAVINGS PLAN

By:	Iowa Farm Bureau Federation (Administrator of the Plan)

By	/s/ Craig A. Lang Craig A. Lang President

By	/s/ Jerry C. Downin Jerry C. Downin Secretary and Treasurer